SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Potbelly Corporation
(Name of Issuer)

Common Stock $0.01 par value
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,458,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,458,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,548,290
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,548,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (see Instructions) OO

1	NAMES OF REPORTING PERSONS Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,548,290
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,548,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as previously described and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,548,290 shares or 6.2% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 1,548,290 shares of Common Stock beneficially owned by the Reporting Persons is approximately $17,590,538.25, not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of the date of this filing, the Reporting Persons may be deemed to beneficially own 1,548,290 shares (the “Shares”), or approximately 6.2% of the outstanding Common Stock of the Issuer. The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 24,884,824 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as disclosed on the  Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.
(b) Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Mr. Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet Fund LP, and Mr. Levenson may be deemed to hold shared voting and dispositive power with respect to the Shares held by Privet Fund Management LLC.
As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.
Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.
(c) Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.
(d)  To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: December 18, 2018

PRIVET FUND LP
By: Privet Fund Management LLC, Its Managing Partner
By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[1]
Privet Fund LP
12/3/2018	Common Stock	27,453	$9.3831
12/6/2018	Common Stock	23,700	$9.4190
12/7/2018	Common Stock	21,300	$9.2836
12/10/2018	Common Stock	25,000	$9.2665
12/11/2018	Common Stock	55,000	$9.3699
12/12/2018	Common Stock	10,000	$9.5350
12/13/2018	Common Stock	44,400	$9.5859
Privet Fund Management LLC
12/7/2018	Common Stock	10,000	$9.2504
12/10/2018	Common Stock	5,000	$9.3338
12/11/2018	Common Stock	20,000	$9.3750
12/12/2018	Common Stock	20,000	$9.5675
12/13/2018	Common Stock	10,000	$9.6160

1 Not including any brokerage fees.